BranchOut Food Inc.
205 SE Davis Ave., Suite C

Bend, Oregon 97702

July 9, 2025

Via Edgar

Ms. Erin Donahue

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	BranchOut Food Inc.
Registration Statement on Form S-3
Filed July 3, 2025
File No. 333-288512
Request for Acceleration

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BranchOut Food Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. on Friday, July 11, 2025, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Pachulski Stang Ziehl & Jones LLP, counsel to the Company, at (646) 483-5497, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Eric Healy
Eric Healy
Chief Executive Officer